EXHIBIT 12
CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,
	2010	2011	2012	2013	2014
	($ in millions)
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$2,884	$2,880	$(974)	$1,442	$3,200
Interest expense(a)	122	94	142	207	172
(Gain)/loss on investment in equity investees in excess of distributed earnings	(232)	(154)	108	219	75
Amortization of capitalized interest	212	297	402	440	438
Loan cost amortization	25	28	43	37	32
Earnings	$3,011	$3,145	$(279)	$2,345	$3,917
FIXED CHARGES:
Interest Expense	$122	$94	$142	$207	$172
Capitalized interest	711	727	976	815	604
Loan cost amortization	25	28	43	37	32
Fixed Charges	$858	$849	$1,161	$1,059	$808
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$111	$172	$171	$171	$171
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.63	1.65	1.64	1.61	1.56
Preferred Dividends	$181	$284	$280	$275	$266
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$1,039	$1,131	$1,441	$1,334	$1,074
RATIO OF EARNINGS TO FIXED CHARGES	3.5	3.7	(0.2)	2.2	4.8
INSUFFICIENT COVERAGE	$—	$—	$1,440	$—	$—
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	2.9	2.8	(0.2)	1.8	3.6
INSUFFICIENT COVERAGE	$—	$—	$1,720	$—	$—

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.